As filed with the U.S. Securities and Exchange Commission on January 31, 2023

Registration No. 333-267056

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE U.S. SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Gabriel Felpeto	Roderick O. Branch
Chief Financial Officer	Paul M. Dudek
Corporación Andina de Fomento	Latham & Watkins LLP
Torre CAF	1271 Avenue of the Americas
Avenida Luis Roche, Altamira	New York, New York 10020
Caracas, Venezuela

The securities registered hereby will be offered on a delayed or continuous basis pursuant to the procedures set forth in Release Nos. 33-6240 and 33-6424 under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This Post-Effective Amendment No. 2 to the Registration Statement is filed pursuant to Rule 462(d) under the Securities Act.

PART II EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement (Registration No. 333-267056) under Schedule B of the Securities Act is filed pursuant to Rule 462(d) under the Securities Act solely to add exhibits.

EXHIBITS

Exhibit Number	Description

O	Pricing Agreement, dated January 19, 2023, among CAF and the underwriters party thereto, relating to the 4.750% Notes due 2026

P	Opinion and consent of Jorge Luis Silva Méndez, General Counsel to CAF, with respect to legality of the 4.750% Notes due 2026

Q	Opinion and consent of Latham & Watkins LLP, United States counsel to CAF, with respect to legality of the 4.750% Notes due 2026

II-1

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bogotá, Colombia, on the 31st day of January, 2023.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Gabriel Felpeto
Name: Gabriel Felpeto
Title: Vice President of Finance and
Chief Financial Officer

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 31st day of January, 2023.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director